UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 0-21116

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

USANA Health Sciences 401(k) Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

USANA HEALTH SCIENCES, INC.

3838 West Parkway Blvd., Salt Lake City, Utah 84120

(Address of principal executive offices, Zip Code)

USANA HEALTH SCIENCES, INC.

FORM 11-K

For the Year Ended December 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrators of the

USANA Health Sciences 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the USANA Health Sciences 401(k) Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the USANA Health Sciences 401(k) Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of complying with the Department of Labor’s rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LC
Salt Lake City, Utah
July 25, 2005

USANA Health Sciences 401(k) Plan

Statement of Net Assets Available for Benefits

	December 31,
	2004	2003

Assets
Investments at fair value (Note C)	$11,548,545	$9,601,061
Cash	8,206	8,059

Total Assets	11,556,751	9,609,120

Liabilities	—	—

Net assets available for benefits	$11,556,751	$9,609,120

The accompanying notes are an integral part of these statements.

USANA Health Sciences 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

ADDITIONS
Additions to net assets attributed to investment income:
Net appreciation in fair value of investments (Note C)	$1,102,316
Interest and dividend income	20,021

1,122,337
Contributions
Participant	943,869
Employer	291,399

1,235,268

Total additions	2,357,605

DEDUCTIONS
Benefits paid to participants	409,974

Net increase	1,947,631

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	9,609,120

End of year	$11,556,751

The accompanying notes are an integral part of these statements.

USANA Health Sciences 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

NOTE A – DESCRIPTION OF THE PLAN

The following description of the USANA Health Sciences 401(k) Plan (the “Plan”) provides only general information.  Participants and other financial statement users should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1.                             General

The Plan is a defined contribution plan covering all eligible employees of USANA Health Sciences, Inc. (the “Company”) who have attained three months of service and are age 18 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

2.                             Contributions

Each year participants may contribute up to 75 percent of pretax annual compensation subject to certain limits as defined in the Plan.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company provides a matching contribution equal to 50 percent of the first 6 percent of a participant’s compensation that is contributed as an elective deferral by the participant.  Furthermore, the Company’s board of directors may authorize additional contributions to the Plan.

Participants may direct their investments into one or more of the following investment options offered by the Plan, with no more than 25 percent of their investment allocations directed into the Company’s common stock:

a)              USANA Health Sciences, Inc. Common Stock

b)             CTC Stable Value Plus Fund – a low-risk, moderate yield investment fund consisting of high quality stable value investment contracts issued by life insurance companies, banks, and other financial institutions.

c)              U.S. Government Securities Fund – invests primarily in securities backed by the U.S. Government.

d)             The Bond Fund of America – invests in corporate debt securities, U.S. and other Government securities, mortgage-related securities, and cash.

e)              American High-Income Trust – broadly diversified portfolio of lower-rated and unrated, higher risk corporate bonds.

f)                The Income Fund of America – seeks investments in both the stock and bond markets that provide an opportunity for above-average current income and long term growth.

g)             American Balanced Fund – invests primarily in common stocks, preferred stocks, bonds, convertibles, and cash.

h)             Washington Mutual Investors Fund – invests in common stocks and securities convertible into common stocks.

i)                 Fundamental Investors – seeks undervalued and overlooked opportunities with potential for long-term growth.

j)                 The Growth Fund of America – seeks to provide long-term growth of capital through a diversified portfolio, with investments primarily in common stocks, convertibles, preferred stocks, U.S. Government securities, bonds, and cash.

k)              EuroPacific Growth Fund – Seeks to provide long-term growth by investing in growing companies based primarily outside of the U.S.

l)                 SMALLCAP World Fund – small-company growth fund that invests globally.

3.                             Participant accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) earnings.  The allocation of the Company’s discretionary contributions and forfeitures is based on each participant’s earnings, as defined in the Plan.  The allocation of earnings is based on a participant’s weighted-average account balance, as defined in the Plan.

4.                             Vesting

Participants are fully vested in their voluntary contributions, including any investment earnings on those contributions.  The Company’s matching and discretionary contributions vest at 25 percent per year beginning after the completion of one year of service.  A participant is 100 percent vested after four years of service.

5.                             Participant loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance.  The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent, ranging from 5 percent to 11 percent, which are commensurate with local prevailing rates at the time of loan origination.  Principal and interest is paid ratably through bi-weekly payroll deductions.  Loans are paid back over five year periods, unless the loan was used to purchase a principal residence, whereon the payback period is not to exceed 30 years.

6.                             Payment of benefits

On termination of service due to death, permanent disability, or retirement, a participant or beneficiary receives a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  For termination of service due to other reasons, the Plan will make a lump-sum distribution of the value of the participant’s vested benefit during the Plan year following such termination of service.

7.                             Forfeited accounts

At December 31, 2004, forfeited non-vested accounts totaled $27,720 ($34,458 at December 31, 2003).  These accounts will be used to reduce future employer contributions.  Also, during 2004, employer contributions were reduced by $30,135 from forfeited non-vested amounts.

8.                             Expenses

The Company, as the Plan sponsor, pays all administrative expenses of the Plan.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.                             Basis of accounting

The accounting records of the Plan are maintained under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

2.                             Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results may differ from those estimates.

3.                             Investment valuation and income recognition

The Plan’s investments are stated at fair value.  Quoted market prices are used to value investments, including shares of USANA Health Sciences, Inc.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.  Participant loans are valued at cost, which approximates fair value.  Net appreciation (depreciation) caused by fluctuations in the market value of investments is reflected in the Statement of Changes in Net Assets Available for Benefits.  Amounts invested earn interest and dividends, which in turn are reinvested.

In general, the Plan’s securities are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis.  Income from interest is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Earnings and losses within each fund are allocated to participants based on their proportionate shares in the fund.

4.                             Payment of benefits

Benefits are recorded when paid.  As of December 31, 2004, there was $61,229 in distributions requested but not paid.

NOTE C – INVESTMENTS

All investment options are participant-directed.  The following is a summary of the fair value of the Plan’s investments at December 31, 2004 and 2003.  Investments representing five percent or more of ending net assets are separately identified.

	2004	2003

USANA Health Sciences, Inc. Common stock	$2,806,359	$2,727,360
Washington Mutual Investors Fund	1,595,542	1,252,494
The Growth Fund of America	1,572,439	1,120,391
SMALLCAP World Fund	1,103,183	787,061
EuroPacific Growth Fund	1,054,958	637,197
CTC Stable Value Plus Fund	846,821	1,261,892
The Income Fund of America	826,745	586,976
Other	1,742,498	1,227,690

Total Investments	$11,548,545	$9,601,061

Net appreciation in the fair value of investments includes all investments bought and sold during the year, as well as held at year-end.  During the year ended December 31, 2004, the Plan’s investments appreciated in value as follows:

Mutual funds	$801,648
Common stock	300,668
$1,102,316

NOTE D – RELATED-PARTY TRANSACTIONS

Plan assets include common stock of the Company totaling $2,806,359 at December 31, 2004 ($2,727,360 at December 31, 2003).  The Company is the Plan administrator as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  The Plan also has investments in CTC Stable Value Plus Fund, which is a proprietary fund of the Plan’s custodian.

NOTE E – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

NOTE F – TAX STATUS

The Plan has adopted a Prototype Plan for which the Internal Revenue Service has issued a favorable opinion letter dated November 19, 2001, covering the qualification of the Plan.  The Plan Administrator and its qualified tax counsel do not anticipate the changes in the Plan after the date of the amendment covered by the Internal Revenue Service opinion letter will affect the qualified and tax-exempt status of the plan.

USANA Health Sciences 401(k) Plan

SUPPLEMENTAL INFORMATION

Employer Identification Number:  87-0500306

Plan Number:  001

SCHEDULE H, PART IV 4(i)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2004

(a)		(b) DESCRIPTION	(c) SHARES	(e) FAIR VALUE
		Corporate Stocks – Common
	*	USANA Health Sciences, Inc.	82,057	$2,806,359

		Mutual Funds
		Washington Mutual Investors Fund	51,837	1,595,542
		The Growth Fund of America	57,430	1,572,439
		SMALLCAP World Fund	35,358	1,103,183
		EuroPacific Growth Fund	29,609	1,054,958
	*	CTC Stable Value Plus Fund	64,446	846,821
		The Income Fund of America	44,544	826,745
		Fundamental Investors	14,334	462,269
		The Bond Fund of America	24,991	341,121
		American Balanced Fund	14,435	259,831
		U.S. Government Securities Fund	11,402	155,982
		American High-Income Trust	10,311	130,027

		Loans to participants (62)	Interest rates ranging from 5% - 11%	393,268

				$11,548,545

* Party-in-interest

Note - Column (d), cost, is not required because all investments are partcipant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

USANA Health Sciences 401 (k) Plan

Date:	September 2, 2005	/s/ Gilbert A. Fuller
Gilbert A. Fuller
Chief Financial Officer
(Principal Financial and Accounting Officer) Employer Plan Sponsor